SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 1-6446

Kinder Morgan, Inc. Savings Plan

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas, 77002

Kinder Morgan, Inc. Savings Plan
Financial Statements and Additional Information
December 31, 2001 and 2000

Kinder Morgan, Inc. Savings Plan
Index to Financial Statements and Additional Information

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
Kinder Morgan, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kinder Morgan, Inc. Savings Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 28, 2002

Kinder Morgan, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2001	**2000**
Assets		
Cash	$ 599,740	$ 727,003
Investments, at fair value (Note 3):		
Kinder Morgan, Inc. common stock	146,498,707	137,506,973
Registered investment companies	192,817,346	248,663,059
Money market funds	63,012,403	63,323,383
Participant loans	7,266,154	6,375,659
Life insurance contracts, at contract value	687,958	689,765
Total investments	410,282,568	456,558,839
Net assets available for benefits	$410,882,308	$457,285,842

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001
Additions To Net Assets Attributed To:	
Investment income:	
Interest income	$ 635,571
Dividend income	8,684,674
	9,320,245
Participant contributions	17,820,781
Employer contributions	8,867,262
Loan conversions (Note 1)	37,465
Total additions	36,045,753
Deductions From Net Assets Attributed To:	
Net depreciation in fair value of investments (Note 3)	(34,435,533)
Benefits paid to participants	(47,999,669)
Other	(14,085)
Total deductions	(82,449,287)
Net decrease	(46,403,534)
Net assets available for benefits:	
Beginning of year	457,285,842
End of year	$410,882,308

The accompanying notes are an integral part of this financial statement.

1. Description of the Plan

General

The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). Effective with K N Energy, Inc.'s acquisition of Kinder Morgan (Delaware), Inc., formerly Kinder Morgan, Inc., a Delaware corporation, K N Energy, Inc. changed its name to Kinder Morgan, Inc. (the "Company").

The Profit Sharing Plan is the surviving plan of a merger, effective July 1, 1994, of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") and the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the K N Energy, Inc. Profit Sharing and Savings Plan.

In 2000, the Profit Sharing Plan was merged with the Kinder Morgan Bulk Terminals Retirement Savings Plan (the "KMBT Plan") and the Kinder Morgan Retirement Savings Plan (the "KMRS Plan"). The merged plan was renamed the Kinder Morgan, Inc. Savings Plan (the "Plan"). All assets in the KMBT and KMRS Plans, which totaled approximately $32.6 million, were liquidated and invested in the Plan pursuant to the participants' directions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation. Refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions

Participants may elect to make pretax contributions totaling from 1 percent to 15 percent of their annual compensation, limited by requirements of the Internal Revenue Code ("IRC"). Participants may discontinue their election to contribute at any time.

Beginning in July 2000, the Company began making Qualified Non-Elective Contributions ("QNEC") to the Plan on behalf of each eligible employee. The QNEC is equal to 4 percent of eligible compensation and is allocated as of each pay period. All QNEC contributions are invested in Kinder Morgan, Inc. common stock, which is immediately transferable to other available investments at the employee's discretion. In addition to the QNEC, the Company may also make discretionary contributions to the Plan, based on the Company's performance. For the years ended December 31, 2001 and 2000, Company contributions totaled $8,867,262 and $3,232,522, respectively.

During 2001, employees of several acquired companies became eligible to participate in the Plan. All rollovers from these employees into the Plan are included in "Participant contributions" in the accompanying Statement of Changes in Net Assets Available for Benefits. In addition, employees that had outstanding loans through their previous plans were allowed to transfer those loans into the Plan. These loan conversions are included in "Loan conversions" in the accompanying Statement of Changes in Net Assets Available for Benefits.

Under IRS regulation, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25 percent of eligible compensation or $30,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Benefits/Vesting
Participants are fully and immediately vested in all employee contributions and all Company contributions made after July 1, 2000. Participants who were employed by the former K N Energy, Inc. and received Company contributions between January 1, 1995 and June 30, 2000 are subject to a four-year vesting provision (25 percent per year of service) on those contributions. Employee contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for college expenses for a participant or his or her dependents, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $5,000, a lump-sum distribution will generally be made. If a participant's account is greater than $5,000, the participant's distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon retirement, participants may choose to leave their account in the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans
Participants may borrow, from the vested portion of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested deferral account balance or $50,000. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures
Forfeitures of non-vested employer contributions remain in the plan and earn interest income. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company QNEC contributions. During 2001, $136,961 of employer contributions was forfeited by terminating employees before those amounts became vested. Also during 2001, the entire forfeiture balance of $666,390 was used to reduce employer contributions, leaving a forfeiture balance at December 31, 2001 of $0.

2. **Significant Accounting Policies**

    Basis of Accounting
    The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    Investment Valuation and Income Recognition
    Investments are accounted for at fair market values as determined by quoted market prices in an active market. Participant loans are valued at cost, which approximates fair market value. Life insurance contracts are stated at contract value (see Note 4). Unrealized appreciation (depreciation) is the difference between the fair value at the end of the current year and the cost of the investment if acquired during the Plan year, or the fair value at the beginning of the Plan year. The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing a historical cost approach as required by ERISA.

    Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of units is based on average cost.

    The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on those investments.

    Other
    The Company's annual discretionary contribution, if any, is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to year-end.

    Payment of Benefits
    Benefits are recorded when paid.

3. **Investments**

    Participants may designate their allocated portion of the contribution, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 2001 and 2000 are briefly described as follows:

CSFB Direct Securities Account - This program consists of participant-directed investments in individual stocks. At December 31, 2001, 68 participants held securities in this program with a cost of $4,163,939 and a market value of $3,153,508. At December 31, 2000, 38 participants held securities in this program with a cost of $2,510,886 and a market value of $1,607,796.

Federated Stock Trust - This program consists of investments in blue-chip stocks and seeks growth of income and capital. At December 31, 2001, 632 participants held 66,902 shares with a cost of $2,279,653 and a market value of $2,270,647. At December 31, 2000, 469 participants held 34,119 shares with a cost of $1,185,116 and a market value of $1,159,038.

Kinder Morgan, Inc. Common Stock Fund - This program consists of shares of the Company's common stock. At December 31, 2001, 5,469 participants held 2,630,611 shares with a cost of $71,431,497 and a market value of $146,498,707. At December 31, 2000, 4,385 participants held 2,634,864 shares with a cost of $53,821,364 and a market value of $137,506,973.

Pimco Total Return - This program consists of investments in intermediate-maturity fixed-income securities. At December 31, 2001, 557 participants held 437,855 shares with a cost of $4,585,474 and a market value of $4,579,959. At December 31, 2000, 287 participants held 174,047 shares with a cost of $1,759,984 and a market value of $1,808,353.

Putnam Asset Allocation Growth Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 2001, 930 participants held 1,763,467 shares with a cost of $23,621,901 and a market value of $16,999,819. At December 31, 2000, 1,047 participants held 2,140,926 shares with a cost of $29,315,457 and a market value of $23,635,821.

Putnam Asset Allocation Balanced Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 2001, 899 participants held 1,816,184 shares with a cost of $21,744,593 and a market value of $17,834,924. At December 31, 2000, 996 participants held 2,039,531 shares with a cost of $24,776,168 and a market value of $22,088,117.

Putnam Asset Allocation Conservative Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At

December 31, 2001, 410 participants held 548,206 shares with a cost of $5,481,354 and a market value of $4,769,393. At December 31, 2000, 418 participants held 574,145 shares with a cost of $5,909,704 and a market value of $5,332,324.

Putnam OTC Emerging Growth Fund - This program consists of investments in midsize emerging growth companies. At December 31, 2001, 718 participants held 263,398 shares with a cost of $3,965,885 and a market value of $2,014,995. At December 31, 2000, 638 participants held 135,918 shares with a cost of $3,581,782 and a market value of $1,925,956.

Putnam International Growth Fund - This program seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States. At December 31, 2001, 1,697 participants held 972,311 shares with a cost of $23,322,698 and a market value of $19,397,601. At December 31, 2000, 1,811 participants held 1,113,017 shares with a cost of $27,072,012 and a market value of $27,602,824.

Putnam Growth Opportunities Fund - This program consists of investments in large, highly competitive growth companies. At December 31, 2001, 1,106 participants held 306,422 shares with a cost of $7,705,094 and a market value of $4,587,138. At December 31, 2000, 1,014 participants held 240,390 shares with a cost of $7,338,012 and a market value of $5,300,598.

Putnam Fund for Growth and Income - This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 2001, 2,246 participants held 2,127,201 shares with a cost of $41,415,035 and a market value of $37,779,089. At December 31, 2000, 2,298 participants held 2,247,480 shares with a cost of $44,086,040 and a market value of $43,960,712.

Putnam Income Fund - This program invests primarily in corporate bonds from credit-worthy companies. At December 31, 2001, 964 participants held 1,329,414 shares with a cost of $8,611,704 and a market value of $8,667,777. At December 31, 2000, 887 participants held 1,073,091 shares with a cost of $6,933,639 and a market value of $6,867,780.

Putnam Money Market Fund - This program invests primarily in money market investments. At December 31, 2001, 2,229 participants held 61,075,396 shares with a cost and a market value of $61,075,396. At December 31, 2000, 2,569 participants held 61,379,274 shares with a cost and a market value of $61,379,274.

Putnam Money Market Fund SDB - This program invests primarily in money market investments and serves as the cash balance account for the CSFB Direct Securities account. At December 31, 2001, 71 participants held 1,937,007 shares with a cost and a market value of $1,937,007. At December 31, 2000, 45 participants held 1,944,109 shares with a cost and a market value of $1,944,109.

Putnam New Opportunities Fund - This program consists of investments in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth. At December 31, 2001, 1,655 participants held 385,461 shares with a cost of $28,162,869 and a market value of $16,173,931. At December 31, 2000, 1,770 participants held 423,438 shares with a cost of $34,428,577 and a market value of $25,346,986.

Putnam Voyager Fund - This program consists of investments in common stocks of small companies. At December 31, 2001, 2,131 participants held 2,663,677 shares with a cost of $66,365,581 and a market value of $47,333,537. At December 31, 2000, 2,258 participants held 3,182,722 shares with a cost of $81,700,921 and a market value of $76,098,883.

Putnam S&P 500 Index Fund - This program invests in stocks that closely approximate the return of the S&P 500 index. At December 31, 2001, 1,043 participants held 260,504 shares with a cost of $8,292,634 and a market value of $7,255,028. At December 31, 2000, 879 participants held 187,433 shares with a cost of $6,526,542 and a market value of $5,937,871.

In 1970, the Plan entered into a deposit administration investment contract (the "Contract") with Principal Financial Group ("Principal"). Prior to January 1, 1987, participants had the option of purchasing life insurance through the Contract. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund. Principal maintains the contributions in a group account.

The Contract, which was previously considered to be an allocated investment and required to be excluded from Plan investments, is included in the Statements of Net Assets Available for Benefits at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. There are no reserves against contract value for credit risk of Principal or otherwise. The value of the Contract at December 31, 2001 and 2000 was $687,958 and $689,765, respectively.

The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2001	**2000**
Kinder Morgan, Inc. Common Stock Fund	$ 146,498,707	$ 137,506,973
Putnam Fund for Growth and Income	37,779,089	43,960,712
Putnam Voyager Fund	47,333,537	76,098,883
Putnam Money Market Fund	61,075,396	61,379,274

During 2001, the Plan's investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year Ended December 31, 2001
CSFB Direct Securities Account	$ (1,379,045)
Federated Stock Trust	(33,014)
Kinder Morgan, Inc. Common Stock Fund	9,766,693
Pimco Total Return	(19,170)
Putnam Asset Allocation Growth Portfolio	(2,714,267)
Putnam Asset Allocation Balanced Portfolio	(1,947,498)
Putnam Asset Allocation Conservative Portfolio	(310,725)
Putnam OTC Emerging Growth Fund	(1,104,400)
Putnam International Growth Fund	(5,269,311)
Putnam Growth Opportunities	(1,821,929)
Putnam Fund for Growth and Income	(3,892,970)
Putnam Income Fund	141,991
Putnam New Opportunities Fund	(7,496,733)
Putnam Voyager Fund	(17,613,947)
Putnam S&P 500 Index Fund	(741,208)
	$(34,435,533)

4. Nonparticipant-directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments in Kinder Morgan, Inc. common stock of $146,498,707 and $137,506,973 at December 31, 2001 and 2000, respectively, is as follows:

	Year Ended December 31, 2001
Changes in Net Assets:	
Dividends	$ 566,463
Net appreciation	9,766,693
Contributions	13,577,887
Benefits paid	(14,753,983)
Interfund transfers	529,282
Other, net	(694,608)
	$ 8,991,734

5. **Tax Status**

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on August 23, 1996. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

6. **Party-in-Interest Transactions**

Certain Plan investments are shares of Kinder Morgan, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc. Putnam Fiduciary Trust Company (the Trustee of the Plan) is a subsidiary of Putnam Investments, Inc. and, therefore, these transactions qualify as party-in-interest. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7. **Risks and Uncertainties**

The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts shown in the Statements of Net Assets Available for Benefits.

Kinder Morgan, Inc. Savings Plan
Schedule of Assets Held for Investment Purposes - Schedule H, Item 4i
As of December 31, 2001

Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares or Units	Cost*	Current Value
CSFB Direct Securities Account	Self-Directed Brokerage Account	3,153,508	$ 4,163,939	$ 3,153,508
Kinder Morgan, Inc. Common Stock Fund**	Company Common Stock	2,630,611	71,431,497	146,498,707
Federated Stock Trust	Registered Investment Company	66,902	2,279,653	2,270,647
Pimco Total Return	Registered Investment Company	437,855	4,585,474	4,579,959
Putnam Investments:**				
Putnam Voyager Fund	Registered Investment Company	2,663,677	66,365,581	47,333,537
Putnam New Opportunities Fund	Registered Investment Company	385,461	28,162,869	16,173,931
Putnam Asset Allocation Growth Portfolio	Registered Investment Company	1,763,467	23,621,901	16,999,819
Putnam Asset Allocation Balanced Portfolio	Registered Investment Company	1,816,184	21,744,593	17,834,924
Putnam Asset Allocation Conservative Portfolio	Registered Investment Company	548,206	5,481,354	4,769,393
Putnam Fund for Growth and Income	Registered Investment Company	2,127,201	41,415,035	37,779,089
Putnam OTC Emerging Growth Fund	Registered Investment Company	263,398	3,965,885	2,014,995
Putnam Income Fund	Registered Investment Company	1,329,414	8,611,704	8,667,777
Putnam International Growth Fund	Registered Investment Company	972,311	23,322,698	19,397,601
Putnam Growth Opportunities Fund	Registered Investment Company	306,422	7,705,094	4,587,138
Putnam S&P 500 Index Fund	Registered Investment Company	260,504	8,292,634	7,255,028
Putnam Money Market Fund	Money Market Fund	61,075,396	61,075,396	61,075,396
Putnam Money Market Fund SDB	Money Market Fund	1,937,007	1,937,007	1,937,007
Principal Financial Group	Insurance Contract			687,958
Participant Loans	Loans, Ranging 0 - 5 Years Maturity with Interest Rates Ranging From 7.0% to 10.5%		7,266,154	7,266,154
	Total Investments		$391,428,468	$410,282,568

* Determined using original historical cost
**Party-in-Interest (Note 6)

Kinder Morgan, Inc. Savings Plan
Schedule of Reportable Transactions - Schedule H, Item 4j
For the Year Ended December 31, 2001

Identity of Party Involved	**Description of Asset**	**Purchase Price**	**Selling Price**	**Cost of Asset**	**Current Value of Asset**	**Net Gain (Loss)**
Kinder Morgan, Inc.	Common Stock	$51,937,139	$ -	$51,937,139	$51,937,139	$ -
Kinder Morgan, Inc.	Common Stock	$ -	$52,712,098	$34,327,006	$52,712,098	$18,385,092

* Represents a transaction or a series of transactions in securities of the same issue in excess of 5 percent of the Plan's market value as of December 31, 2000.
**Party-in-Interest (Note 6)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN, INC. SAVINGS PLAN

By: /s/ JOSEPH LISTENGART

Name: Joseph Listengart

Title: Vice President and General Counsel

Date: June 28, 2002

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent dated June 28, 2002